Exhibit 99.26

Our File: 8617

August 22, 2017

Cronos Group Inc.

76 Stafford Street

Suite 203

Toronto, ON M6J 2S1

Attention: Michael Gorenstein

Dear Sirs:

Re:                             Construction Financing

4491 Concession Road 12, Clearview Township

Simcoe County, ON

We are pleased to inform you that, on the basis of the information and the documents supplied by you, Romspen Investment Corporation, as trustee (the “Lender”), hereby submits to you this offer of mortgage financing (“Commitment”) in connection with the properties more fully described in Section 4 below.

This Commitment must be accepted by the Borrower and received by the Lender no later than 5 days from the date hereof, together with the portion of the Standby Deposit as hereinafter set out, failing which this Commitment shall become null and void without further notice.

1.                                      BORROWER

Peace Naturals Project Inc. (the “Borrower”).

2.                                      COVENANTORS

Cronos Group Inc. (‘Cronos’), Hortican Inc. (“Hortican”), In the Zone Produce Ltd. (“In the Zone”) and each Responsible Person in Charge (“RPIC”) and Senior Person in Charge (“SPIC”) of the Borrower and In the Zone (the “Covenantors”, and each, a “Covenantor”).

The Covenantors, jointly and severally with the Borrower, covenant and agree to satisfy all terms, conditions and requirements herein contained and the Borrowers and Covenantors acknowledge and agree that their obligations hereunder, including, without limitation, the obligations to repay the Loan, shall constitute primary obligations and shall be joint and several. The obligations of the Covenantors, except for the obligations set out in Section 17, will become effective upon their execution of the applicable Security.

The Lender will release each RPIC and SPIC from his/her guarantee upon their termination or replacement, provided the Lender consents to any such termination or replacement, such consent not to be unreasonably withheld or delayed. If the Loan remains outstanding, any replacement

RPIC or SPIC shall provide a replacement guarantee on identical terms as that given by the person being replaced. If the Lender enforces its Security, and provided the SPIC and RPIC fully cooperate with the Lender in their replacement and/or the licencing of any successor owner until such successor owner may operate the business, the Lender will release each SPIC and RPIC from his/her guarantee.

3.                                      APPROVED LOAN AMOUNT

The approved loan amount is $40,000,000 (“Loan”), to be secured as further described in this Commitment. The Loan shall be funded by way of multiple advances (each, an “Advance”). Aggregate Advances will be limited to $[Redacted] until the Lender has received and approved an appraisal of the BC Property showing a value of not less than $[Redacted].

4.                                      PROPERTIES

Borrower’s and Covenantors’ obligations in respect of the Loan will be secured by, among other things, mortgages/charges on the real properties set out in Schedule R of this Commitment, together with all improvements located thereon (sometimes referred to as the “Properties”, and each, a “Property”). The Property in Ontario is referred to as the “Peace Property” and the 2 parcels in British Columbia are referred to collectively as the “BC Property”.

5.                                      ADVANCE DATES

The first Advance (“First Advance”) will take place on or about August 31, 2017 (the “First Advance Date”). Advances under subsection 8(b) (“Construction Advances”) below will take place by way of periodic Advances on a cost-to-complete basis in accordance with the plans and specifications approved by the Lender (the “Approved Plans”) and the budget approved by the Lender (the “Project Budget”) for the improvements to be undertaken on the Property owned by the Borrower (the “Project”). Construction Advances will not be made more than once per month and may not be for less than $[Redacted]. The total advanced in respect of Construction Advances may not exceed the cost in place at any time.

6.                                      INTEREST RATE

The interest rate for the Loan is 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from time to time from the date of each advance of funds, as well after as before maturity, default or judgment.

7.                                      TERM

The term of the Loan is 2 years commencing from the Interest Adjustment Date (the “Loan Term”). The date on which the Loan Term expires is sometimes referred to herein as the “Loan Maturity Date”.

Provided:

(a)              there has been no Event of Default;

(b)         the Borrower gives the Lender 30 days’ written notice; and

(c)          the Lender is paid $[Redacted] as an extension fee

the Borrower may extend the Loan Term for a further 12 months.

The Interest Adjustment Date will be either the 1st or the 15th of the month following the First Advance Date (as determined by the Lender).

8.                                      USE OF FUNDS

The proceeds of the Loan will be used to:

(a)         pay the Lender’s fees and costs of this transaction (as to approximately $[Redacted]);

(b)         provide the Borrower with $[Redacted] of initial working capital for the Project; and

(c)          assist the Borrower in completing the Project, as to the balance.

9.                                      SECURITY

The following security for the Loan shall be granted in favour of the Lender, in form and content satisfactory to the Lender and its legal counsel (hereinafter collectively referred to as the “Security”):

9.1                     first-ranking mortgage and/or charge of each Property;

9.2                     first-ranking general assignment of all present and future leases and rents affecting each Property. The Lender may in addition, in its absolute discretion, require attornment or attornment and subordination agreements to be entered into by a tenant under any lease, if any;

9.3                     general security agreements creating first-ranking security interests charging all the personal property of the Borrower and each Covenantor including, without limitation, goods, chattel paper, documents, accounts, intangibles, securities, monies, books and records and all replacements of, substitutions for and increases, additions and accessories to the foregoing and proceeds thereof, present and future;

9.4                     specific assignments of the each Property owner’s right, title and interest in, to and under all material contracts and agreements affecting or with respect to each Property, the Project or the its business, including licenses, permits, plans and specifications, development approvals and agreements (“Material Contracts”), as required by the Lender, with all necessary consents of the counterparties to the Material Contracts;

9.5                     acknowledgment of the status and terms of any contracts affecting or with respect to each Property including, without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements or other similar matters, specifically, but without limitation, confirming the good standing of such contracts and the rights of the Lender under its security;

9.6                     for any other indebtedness of the Borrower, or if a charge or security interest is to be registered (with the Lender’s prior written consent) on title to any Property or against the Borrower or any Covenantor subordinate in priority to the Lender’s Security, such creditor, subordinate chargee or secured party shall provide to the Lender a subordination and standstill agreement in a form acceptable to the Lender;

9.7                     an unconditional, joint and several covenant by each Covenantor as principal debtor and not as surety for the performance of all obligations of the Borrower with respect to the Loan, it being understood that the Lender shall not be obliged to proceed against the Borrower or to enforce or exhaust any Security before enforcing its rights against any Covenantor. ;

9.8                     assignment of all insurance policies with respect to each Property and the Project and all proceeds and benefits therefrom in favour of the Lender;

9.9                     assignment, postponement and subordination by the entity Covenantors in favour of the Lender, of any and all loans, indebtedness, distributions of income and/or capital owing or due from time to time from the Borrower;

9.10              pledge of the shares (or any securities convertible into shares) of the Borrower, In the Zone and Hortican ;

9.11              an environmental indemnity from the Borrower and entity Covenantors;

9.12              deficiency and completion guarantee from the Borrower and Covenantors;

9.13              such further and other security as legal counsel for the Lender may reasonably require.

10.                               TRANSACTION FEES AND RELATED COSTS

Administration Fee:	$	[Redacted]
Advance Fee (per Advance):	$	[Redacted]
Lender’s Fee:	$	[Redacted]	**
Insurance Risk Management Fee (estimated):	$	[Redacted]	*
Lender’s Basic Legal Fee (estimated):	$	[Redacted]	*
Lender’s Legal Fees (per Advance):	$	[Redacted]	*

* Plus disbursements and taxes, if applicable.

** If the appraisal referred to in Section 3 is for an amount less than $[Redacted], and as a result the maximum Loan amount is reduced accordingly, the Lender’s fee will be reduced pro rata, and returned to Borrower, along with any interest accrued and paid on such amount.

In addition, the Borrower agrees to pay all costs, fees and expenses in connection with the transaction contemplated by this Commitment, including, without limitation:

10.1              engineering, environmental assessment, appraisal, credit information, inspection, architectural, project monitoring, cost consultancy, survey and any and all other professional and advisory costs as may be reasonably incurred by the Lender;

10.2              registration, recording and filing fees, taxes and similar costs with regard to all documents required by the Lender’s solicitors to be registered, recorded or filed.

Such fees and costs may, at the option of the Lender, be deducted from any Advance.

11.                               STANDBY DEPOSIT

In consideration of the issuance of this Commitment and in recognition of the considerable effort that the Lender must immediately undertake in order to make funds available for closing, the

Borrower has submitted a deposit of $[Redacted] (“Standby Deposit”). The Lender hereby acknowledges receipt of the $[Redacted] on account of the Standby Deposit.

The Standby Deposit will not bear interest while in the possession of the Lender. Save as otherwise provided for herein, the Standby Deposit will be credited to the Borrower on the First Advance Date.

12.                               ADVANCES AND CONDITIONS PRECEDENT

12.1                        General

12.1.1              Subject to the other terms and conditions set forth in this Commitment, the Lender shall disburse the proceeds of the Loan to or on behalf of the Borrower in the amounts and as specified in Section 3 herein.

12.1.2              Each Property owner shall be the legal and beneficial owner of a good and marketable freehold title to the applicable Property and all personal property associated therewith. Each Property and the personal property related thereto or used in connection with the operation thereof or which is necessary to the use and operation thereof, shall be free and clear of all security interests, charges, liens, mortgages, claims or other encumbrances, with the exception of the Security provided for in this Commitment and the Permitted Encumbrances (as defined in Schedule R), the whole to the complete satisfaction of legal counsel for the Lender.

12.1.3              All taxes, duties, assessments, utility charges and other levies and charges affecting any Property, other than amounts which are not yet due and payable, shall have been paid prior to any Advance, failing which they shall be paid from the proceeds of any advance.

12.1.4              each Property owner shall fulfill all obligations under any laws entitling a creditor to exercise rights against its Property. In this respect, it shall provide to the appropriate taxation, municipal utilities and other authorities an authorization by which the Lender or any person authorized by it as its legal counsel, agent or manager, shall be able to obtain, in the name of the Property owner, a confirmation from such authorities that all payments, declarations and other filings are up to date, whether the authorities concerned have issued or will issue a default notice or demand for payment and whether any such notice concerns arrears. This authorization shall remain in effect and will be replaced as required by the Lender from time to time until the Loan has been fully repaid.

12.1.5              within 5 business days from acceptance of this Commitment, the following shall be delivered to the Lender’s legal counsel (where applicable):

12.1.5.1 copies of all Material Contracts;

12.1.5.2 required insurance policies;

12.1.5.3 evidence that property taxes have been paid;

12.1.5.4 certified copy of a resolution of the Borrower’s and entity Covenantors’ directors authorizing this transaction;

12.1.5.5 certified copies of the articles of incorporation, certificate of incorporation, of status and/or compliance of the Borrower and entity Covenantors;

12.1.5.6 a copy of a survey of the Properties, if available; and trustees; and

12.1.5.7 any other documents required hereunder and reasonably requested by legal counsel for the Lender.

12.2                        Advance Requirements

Each Advance of the Loan is conditional upon the receipt by the Lender of the following documents, in form and substance satisfactory to the Lender and upon fulfillment by the Borrower and Covenantors, as applicable, of the following conditions precedent as well as those set out in Schedules “A” and “B” hereof or elsewhere herein, to the entire satisfaction of the Lender:

12.2.1                        the Security and any other documents relating to the Loan that are required or contemplated hereunder or which the Lender and its legal counsel may deem necessary, shall have been received and approved to the complete satisfaction of the Lender and its counsel and duly executed and registered and perfected, as the case may be and all approvals required by the Lender or its counsel shall have been given;

12.2.2                        a title insurance policy for the Loan in form and content satisfactory to the Lender. the premium for which will be paid by the Borrower, and which includes an acceptable survey endorsement;

12.2.3                        a favourable opinion of the Borrower’s and entity Covenantors’ counsel on the due formation, power and authority, the due authorization, execution, delivery, validity and enforceability of this Commitment and the Security and such other matters as the Lender or its counsel may reasonably require;

12.2.4                        a certificate of the Borrower and Covenantors confirming the truth and survival of the representations and warranties contained herein;

12.2.5                        receipt of a copy of the purchase and sale agreement and amendments thereto for each Property;

12.2.6                        evidence that each Property owner has complied with the obligations with respect to insurance requirements as more fully set out in Schedule “L”, together with a favourable opinion of the Lender’s insurance consultant on the adequacy of all insurance policies and or bonding required to be delivered and/or maintained hereunder;

12.2.7                        evidence that all taxes, rates, assessments and charges which may be levied or imposed against a Property or a Property owner’s business, including all utilities charges and all amounts capable of forming a charge against a Property or the a Property owner’s interest therein, have been paid in full;

12.2.8                        evidence that each Property owner has complied with all statutory requirements for deduction at source and remittance to applicable fiscal authorities, including, without limitation, those under the Income Tax Act (Canada), the Excise Tax Act (Canada), the Canada Pension Plan Act (Canada) and the Employment Insurance Act (Canada);

12.2.9                        a site inspection of each Property has been completed on behalf of the Lender and the results of the inspection are satisfactory to the Lender;

12.2.10                 approval by the Lender and/or its project monitor (“Project Monitor”) of the Approved Plans;

12.2.11                 a satisfactory interview with the principals of the Borrower has been conducted by the Lender;

12.2.12                 verification of the use of each Property and the income generated or to be generated from the operations thereon;

12.2.13                 receipt of an architect’s certificate in the form as set out in Schedule “O” and addressed to the Lender, certifying that the Project complies with all applicable construction, zoning and other governmental requirements

12.2.14                 verification of the net worth of each entity Covenantor in amounts satisfactory to the Lender;

12.2.15                 delivery and satisfactory review by Lender and its project monitor (“Project Monitor”) of the Project schedule;

12.2.16                 delivery and satisfactory review by Lender and its Project Monitor of the Project Budget, which may not exceed $[Redacted] (excluding equipment, interest expense and financing fees), including cash flow pro-forma, indicating estimated timing for receipt of revenue, paymentS of expenditures and funding sources (and repayment of same);

12.2.17                 delivery and satisfactory review by Lender and its Project Monitor of the Project’s current cost report indicating costs to date and costs to complete based on the latest Project Budget, including an assessment of and commentary on the adequacy of costs to complete;

12.2.18                 prior to any capital expenditure Advance, the Project Monitor shall provide a cost consultant’s report satisfactory to Lender;

12.2.19                 each time an Advance is requested, Borrower shall provide in form satisfactory to Lender and the Project Monitor: (i) an up to date summary of the current work in place, (ii) cost to complete, (iii) a detailed budget for both onsite and offsite work and (iv) a schematic showing the work in place to the date that such Advance is being requested. , (v) back-up accounting that confirms the work in place (such accounting to include a copy of the general ledger for the Project, bank statements and cancelled checks);

12.2.20                 evidence, to the Lender’s satisfaction, that the Borrower and In the Zone are compliant with all applicable laws and licencing requirements in respect of their operations;

12.2.21                 evidence, to the Lender’s satisfaction, that the total cash equity invested by the Borrower in the Project from its own funds, at the time of the first Construction Advance, is not less than $[Redacted];

12.2.22                 approval by the Lender of the terms of major leases for equipment to be operated on the Peace Property;

12.2.23                 an environmental report prepared, at the expense of the Borrower, by qualified environmental consultants acceptable to the Lender, addressed to the Lender or, alternatively, accompanied by a letter of transmittal from the environmental consultants who prepared the report allowing the Lender to rely upon the same and to use it for mortgage purposes, disclosing no site contamination or hazardous substances and confirming, to the satisfaction of the Lender, that each Property complies with Environmental Laws (as defined in Schedule “B” hereof). Each Property owner hereby agrees to provide all available information with respect to environmental matters and to fully disclose to the Lender any relevant facts about environmental matters promptly as they come to light;

12.2.24                 an appraisal report of each Property prepared in a form and substance satisfactory to the Lender, at the expense of the Borrower, by a qualified appraiser acceptable to the Lender, addressed to the Lender or, alternatively, accompanied by a letter of transmittal from the appraiser allowing the Lender to rely upon the same and use it for mortgage purposes;

12.2.25                 copies of all leases affecting each Property, executed by the parties thereto, including, without limitation, those listed in Schedule “G” hereto, or a certified rent roll in a form acceptable to the Lender and reviewed by and found satisfactory to the Lender and its counsel. In addition, an estoppel certificate from each tenant occupying or to occupy 5% or more of the Property’s total rentable area or generating 5% or more of total rental revenue from a Property, and attornment and subordination agreements from tenants as required by the Lender, shall have been executed by the required parties and found satisfactory to the Lender;

12.2.26                 if there are existing structures on a Property, a report from a qualified structural engineer, addressed to the Lender, addressing the structural soundness of those improvements, the contents of which are acceptable to the Lender;

12.2.27                 no event shall have occurred and be continuing or would result from making an Advance, which constitutes an Event of Default or would constitute an Event of Default under any of the Borrower’s or Covenantors’ obligations, except when such default is cured by notice or elapsed time or both;

12.2.28                 the Lender and its counsel shall have approved all Material Contracts;

12.2.29                 the Lender and its legal counsel shall have approved the Site Plan for the Project as approved by the governmental authority having jurisdiction and all other plans submitted in connection with the Project;

12.2.30                 the Lender has approved any project management agreement, co-owners agreement, or trust agreement in effect with respect to any Property;

12.2.31                 evidence of compliance with The Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and Regulations, including but not limited to:

(a)         each Borrower and Covenantor is to provide, at least 3 days prior to funding, with the following:

(i)                                     Corporation profile report or Certificate of Status confirming such entity has not been dissolved;

(ii)                                  Executed Certificate of Incumbency setting out the names of all directors and officers, and the office held by each officer;

(iii)                               Executed directors’ resolution authorizing the transaction;

(iv)                              Completed Agent Examination Form for each signing officer (to a maximum of 3);

(v)                                 Shareholders’ register.

12.2.32                 notwithstanding anything contained herein, no Advance shall be made by the Lender if a material adverse change (as determined by the Lender) has occurred in any Property, the Borrower or Covenantors or in the condition (financial or otherwise), operations, business, properties or prospects of a Property, the Borrower or Covenantors, or any asset or property of the Borrower or a Covenantor has changed in a manner that would impair the value of any security provided to the Lender for the Loan, prevent the timely repayment of the Loan or otherwise prevent the Borrower or any Covenantor from the timely performance of, or their ability to perform, any of their obligations under this Commitment, the Security or any other agreement entered into between the Borrower or any Covenantor and the Lender.

12.2.33                 notwithstanding anything contained herein, no Advances shall be made by the Lender until such time as the Lender is in receipt of, and has reviewed, all due diligence material referred to in Schedule A of the letter agreement dated August 11, 2017, and not hereinbefore requested; and

12.2.34                 notwithstanding anything contained herein, no Advance shall be made by the Lender until the Lender is advised by its legal counsel that, having regard to all the circumstances, there are no material legal impediments to such Advance being made.

13.                               REPRESENTATIONS AND WARRANTIES

The Borrower and each Covenantor, as applicable, represents and warrants to the Lender as follows, which shall be true and correct for each advance of the Loan, and acknowledges that the Lender is relying on all such representations and warranties in entering into this Commitment and making Advances hereunder:

13.1                        The request for and use of proceeds of any Advance by the Borrower will constitute an affirmation or re-affirmation by the Borrower and each Covenantor of the representations and warranties contained herein and in any document related hereto, including, without limitation, any Security delivered pursuant hereto;

13.2                        The Borrower and each entity Covenantor is an entity duly organized and validly existing and in good standing under the laws of the jurisdiction of formation, and registered to do business in each jurisdiction in which it carries on business;

13.3                        The Borrower and each entity Covenantor has full power, right and authority to enter into and perform its obligations under each of the documents to which it is a party and has full right, power and authority to own and operate its assets and property and to carry on its business;

13.4                        The execution and delivery by the Borrower and each entity Covenantor of this Commitment and the applicable Security and the performance of its obligations thereunder do not and will not conflict with or result in a breach of any of the terms, conditions or provisions of their charter documents or bylaws, any agreement, instrument or arrangement to which it is a party or constitute a default thereunder, any judgment or order, writ, injunction or decree of any court, or any applicable law, regulation or regulatory policy;

13.5                        The execution and delivery by the Borrowers and each entity Covenantor of this Commitment and the applicable Security and the performance of its obligations thereunder have been duly authorized or will, prior to the First Advance Date, have been ratified by all necessary entity action, and no authorization under any applicable law and no registration, qualification, approval, designation, declaration or filing with any government body, agency or authority having jurisdiction over the Borrower or any entity Covenantor is or was necessary therefor, except as contemplated herein;

13.6                        The Borrower represents and warrants that it possesses all consents, approvals, licenses, permits and authorizations under any applicable law which are necessary in connection with the operation of its businesses. All such consents, approvals, licenses, permits and authorizations are in full force and effect and good standing, and the Borrower is not in default in any respect thereunder which default would have a material adverse effect. The Borrower is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and no action exists, is pending or threatened which has as its object the revocation, amendment or qualification of any such consent, approval, license, permit or authorization and all applicable appeal periods in respect of such actions have expired;

13.7                        Neither the Borrower nor any entity Covenantor is in default in any respect under any material indenture, mortgage, deed of trust, agreement or other instrument to which they are a party or by which they or any of their property may be bound and which default would have a material adverse effect on their property or their prospects;

13.8                        Other than has been disclosed to the Lender, there is no litigation or governmental proceedings commenced or pending against or affecting it or its assets, in which an adverse decision would constitute or result in a material adverse change in its business, operations, properties or assets, or in its condition, financial or otherwise;

13.9                        each Property owner represents and warrants that it is the legal and beneficial owner of the applicable Property, and has good and marketable title and possession thereto, free from all mortgages, charges, liens or other encumbrances whatsoever, except for the Security and any encumbrances permitted by the Lender;

13.10                 The Borrower and each Covenantor have filed all tax returns which are required to be filed by each of them and has paid or remitted when due all taxes, assessment and government charges imposed upon them which if unpaid could result in any charge or other encumbrance on their properties except such tax, assessment or charge which is being contested in good faith and for which the Borrower or Covenantor has made adequate reserves;

13.11                 Each Property owner represents and warrants that, with respect to the applicable Property, it has obtained and is in compliance (i) with all terms and conditions of all authorizations which are required under any environmental law, the non-obtaining of which and the lack of compliance with which would have a material adverse effect, and (ii) with all environmental laws, non-compliance with which would have a material adverse effect. It does not generate hazardous materials or transport, treat or dispose of any hazardous materials nor is it aware of any underground storage tanks or surface contaminants located on the applicable Property other than those that have been reported to the Lender. It, to the best of its knowledge, has never caused or permitted (i) a release of any contaminant from or on the applicable Property or (ii) any hazardous materials to be placed, held, located or disposed of on or under the applicable Property the effect of which could reasonably be anticipated to have a material adverse effect. No enforcement action, investigation or outstanding order from any official body in respect of any hazardous materials or release of contaminants is existing, threatened or impending;

13.12                 The Borrower represents and warrants that the Peace Property is zoned to permit the Project and is in compliance with all relevant zoning and by-laws of the applicable municipality and the Borrower has all permits, certificates, approvals or permissions required for the construction of the Project;

13.13                 The Borrower has complied and will, at all times during the prosecution of the Project, comply with the requirements of the Construction Lien Act (Ontario) and the regulations pursuant thereto (as may be amended from time to time);

13.14                 Each Property owner represents and warrants that all property taxes, levies, assessments, penalties or other costs payable to a municipality or other local government in respect of the applicable Property have been paid and no such amount is in arrears or is due and unpaid;

13.15                 All information pertaining to the current and proposed use of each Property and the businesses operated and to be operated by the Borrower and In the Zone, and each Covenantor’s and Borrower’s financial condition has been fully disclosed to the Lender. There is no legal action instituted, threatened or pending against the Borrower or any Covenantor or any Property which has not been disclosed to the Lender in writing in connection with the application for the Loan and the Borrower has no notice of any work orders, deficiency notices or notices of violation pertaining to a Property or the Borrower’s or In the Zone’s business;

13.16                 All financial and other information provided by the Borrower and Covenantors to the Lender, including but not limited to financial and other information provided in respect of the values and other matters pertaining to each Property and the Borrower’s business is true and accurate and may be relied upon by the Lender in executing this Commitment and making the Loan.

14.                               GENERAL COVENANTS

Notwithstanding any other provision of this Commitment, the Borrower and each entity Covenantor, as applicable, covenants and agrees as follows:

14.1                        Upon obtaining (i) knowledge of the occurrence of any default under any agreements to which it is a party, (ii) notice of litigation, arbitration, or proceedings before any official body, or (iii) information respecting the business, operations or financial condition of the Borrower or a Covenantor as the Lender may from time to time reasonably request, promptly to give the Lender details of such occurrence or other matter including copies of relevant documents;

14.2                        To keep the Lender reasonably informed of the progress of the improvements being constructed with the Construction Advances, and to timely provide the Lender with copies of any material notices received from any public authority or agency, including with respect to anyProperty or Property owner’s business;

14.3                        To preserve and maintain in full force and effect its qualifications to carry on business including, without limitation, all rights, consents and authorizations relating thereto and not cease to conduct its business as conducted at the date of this Commitment, and to conduct its business in a proper, efficient and businesslike manner and in accordance with good business practices;

14.4                        To comply with all applicable laws and duly observe in all material respects all consents and authorizations and valid requirements of any governmental body, agency or authority having jurisdiction applicable to it;

14.5                        To keep proper books of account in accordance with sound accounting practice, and provide the Lender with such financial information in respect of each Property that the Lender may request, and to provide the Lender with access thereto during normal business hours;

14.6                        To permit the Lender or any representative of the Lender on reasonable notice to visit and inspect any Property and to interview contractors and others involved in the construction of the improvements;

14.7                        To keep in force insurance in respect of each Property which meets the Lender’s requirements herein or in the Security;

14.8                        To keep each Property or cause each Property to be kept in good repair, working order and condition consistent with all consents, authorizations, and applicable laws and, from time to time, (i) to make and cause to be made all needful and proper repairs, renewals, replacements, additions and improvements thereto in accordance with prudent management practices, and (ii) not to permit to be terminated or suspended for any period of time any of its right, title or interest in or to any authorization or consent applicable to the completion of the improvements;

14.9                        To maintain and cause to be maintained and to defend and take all action necessary or advisable at any time and, from time to time, to maintain, defend, exercise, or renew their right, title and interest to their respective properties and assets including, without limitation, each Property;

14.10                 To make full and timely payment of all obligations hereunder whether now existing or hereafter arising and duly comply with all the terms and covenants contained in this Commitment or in any other agreements entered into pursuant hereto;

14.11                 To pay and discharge as they become due all payments due and owing under, or with respect to, any previous indebtedness created or security given by them to any person and will observe, perform and carry out all the terms, covenants, provisions and agreements relating thereto;

14.12                 To notify the Lender promptly upon obtaining knowledge of the institution or anticipated or threatened institution of any proceedings for the expropriation of any part of any Property. If any such property or assets are taken or damaged in or by any such expropriation proceedings or otherwise, the awards of compensation payable to the Borrower as a result of such expropriation shall be and are hereby assigned to the Lender;

14.13                 At the Borrower’s cost and expense, upon request of the Lender, duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such other acts as may be necessary or proper in the reasonable opinion of the Lender to carry out more effectually the provisions and purposes of this Commitment or any other agreements entered into with the Lender;

14.14                 If the Borrower or any Covenantor is in default, beyond any applicable cure or notice period, in any covenant to be performed by them hereunder or under the Security, the Lender may perform any covenant capable of being performed by the Lender and if the Lender is put to any costs, charges, expenses or outlays to perform any such covenant, they will indemnify the Lender for such costs, charges, expenses or outlays and such costs, charges, expenses or outlays incurred by the Lender (including solicitors’ fees and charges incurred by the Lender on a full indemnity basis) and will be secured by the Security;

14.15                 That in any judicial proceedings taken to enforce this Commitment and the covenants hereunder or to enforce or redeem the Security or to foreclose the interest of Borrower or any entity Borrower in any property subject thereto, the Lender will be entitled to costs on a full indemnity basis;

14.16                 To diligently undertake the Project and perform and do all things and acts that are necessary to complete them in accordance with the Approved Plans and Project Budget;

14.17                 In respect of the Borrower or entity Covenantors, in the event of cost overruns or other unforeseen developments in prosecuting the improvements, to use their own money as may be required by the Lender from time to time to pay those costs so that, at all times, the unadvanced portion of the Loan will not be less than the Lender’s then current estimate of the cost to complete the Project;

14.18                 To make no changes to the Approved Plans (including, without limitation, water lines, sewer lines, roads, electricity lines, and other such infrastructure) or to the schedule, or any material changes to the Project Budget without the prior written consent of the Lender;

14.19                 To make all requests for Advances using the form of draw request required by the Lender;

14.20                 To complete the improvements and to fund from their own resources, all costs overruns, (that is, costs in excess of project budgets approved by the Lender from time to time determined on a cumulative basis), as soon as such overruns arise or are identified by the Lender. The Borrower will not be eligible for further construction Advances until such cost overruns are funded by the Borrower or Covenantors; and

14.21                 To observe the requirements of the Construction Lien Act (Ontario) and the regulations pursuant thereto (as may be amended) (the “CLA”). The Lender may retain from any Advance such amounts as are required by the CLA. The Borrower shall provide additional security, information and documentation as may be required by the Lender to preserve and ensure in all respects the absolute priority of the Security over any rights of any existing or potential lien claimants. The Lender reserves the right to hold back additional amounts due to suppliers or contractors, which may be due under the CLA. Furthermore, the Lender shall have the right to make payments directly to suppliers or contractors for the Borrower’s account as if advanced directly to the Borrower, as the Lender may deem necessary.

15.                               NEGATIVE COVENANTS

Without the consent in writing of the Lender (such consent not to be unreasonably withheld or delayed), each Property owner covenants that it will not:

15.1          directly or indirectly, sell, convey, transfer or otherwise dispose of a Property or any of its assets, any part thereof, or any of their respective interest in a Property or enter into an agreement to do any of the foregoing;

15.2          make, give or create or attempt to make, give or create any mortgage, charge, lien, security interest or encumbrance upon a Property or any part or parts thereof, or its personal property subject to any of the Security, except as permitted by this Commitment;

15.3          declare or pay any dividends on any of its shares;

15.4          make any payments to any person other than in the normal course of its business;

15.5          make any payment (whether for principal, interest or otherwise) on account of indebtedness or other amounts owing to, or when initially incurred was owing to, partners, shareholders or directors or related companies or individuals;

15.6          make loans or extend credit to any person (including specifically if it is a corporation, any partner, directors, officers or shareholders and any person related by blood or marriage to such persons or any corporation controlled by such person or relative or by the Borrower or a Covenantor) except customers of in the ordinary course of business;

15.7          purchase or redeem any of the shares or ownership interests or otherwise reduce its share capital;

15.8          except for operating lines of credit maintained in the ordinary course of business, borrow any money from any person other than the Lender, shareholders and trade creditors in the ordinary course of business; or guarantee, indemnify any person for, or endorse for accommodation, the obligations of any other person, directly or indirectly.

16.                               EVENTS OF DEFAULT

The whole of the outstanding balance of the Loan (including principal, interest, bonus and costs) will immediately become due and payable and the Security will become enforceable in each and every of the following events (each an “Event of Default”):

16.1          if the Borrower or any Covenantor (a “Credit Party”) fails to observe or perform something required to be done or some covenant or condition required to be observed or performed hereunder or pursuant to the Security, including but not limited to the payment of monies when due hereunder, whether principal, interest, fees, costs or other charges;

16.2          if any Credit Party does, or permits to be done, anything which they have herein agreed not to do or permit to be done hereunder or pursuant to the Security or this Commitment;

16.3          if any representation or warranty given by any Credit Party (or any director or officer thereof) hereunder or pursuant to the Security is untrue in any material respect;

16.4          if any Credit party is not in material compliance with all applicable laws, where such non-compliance would have a material adverse effect;

16.5          if any permit, license, certification, authorization, consent or quota is cancelled, revoked or reduced, or any order is enforced, preventing the Borrower’s business from being carried on for more than 5 days or materially adversely changing the condition (financial or otherwise) of the a Credit Party’s business, including the cessation of any SPIC or RPIC;

16.6          if an order is made or a resolution passed for the winding-up of any entity Credit Party, or if a petition is filed for the winding-up of any entity Credit Party, unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 60 days of institution;

16.7          if any entity Credit Party commits any act of bankruptcy or becomes insolvent or makes an assignment or proposal under the Bankruptcy and Insolvency Act (Canada) or a general assignment in favour of its creditors or a bulk sale of its assets, or if a bankruptcy petition is filed or presented against any Credit Party, unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 60 days of institution;

16.8          if any proceedings with respect to any entity Credit Party are commenced under the Companies Creditors Arrangement Act (Canada), unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 60 days of institution;

16.9          if any execution, sequestration, extent or any other process of any court become enforceable against any entity Credit Party or if a distress or analogous process is levied against the property of any entity Credit Party or any part thereof, unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 60 days of institution;

16.10   if any entity Credit Party permits any sum which has been admitted as due by it or is not disputed to be due by it and which forms or is capable of being made a charge upon a Property or a its interest therein or other properties and assets subject to the Security, in priority to the Security to remain unpaid after proceedings have been taken to enforce the same as a prior charge, unless the same is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 60 days of institution;

16.11   if any entity Credit Party defaults in any material respect in observing or performing any term, covenant or condition of any debt instrument or similar obligation by which it is bound, whether secured or not;

16.12   if, without the prior written consent of the Lender, any entity Credit Party sells, agrees to sell all or substantially all, or otherwise disposes or agrees to dispose of, any Property or an interest therein or any part or parts thereof or any interest therein;

16.13   if, without the prior written consent of the Lender, any entity Credit Party grants or agrees to grant any further mortgage or charge over any Credit Party’s interest in a Property or any part or parts thereof or any interest therein or otherwise permit a Property to be encumbered in any manner other than by encumbrances specifically permitted hereunder;

16.14   if, without the prior written consent of the Lender, there is, in the reasonable opinion of the Lender, a change of effective control of any Credit Party which is not otherwise permitted by the terms of this Commitment;

16.15   if any entity Credit Party, directly or indirectly, ceases to carry on business;

16.16   if, in the opinion of the Lender, an adverse material change occurs in respect of any entity Credit Party’s business, any Property or the Security;

16.17   if the Lender believes that the ability of the entity Credit Parties (taken as a whole) to repay the Loan or the ability of any Credit Party to perform any of the covenants contained in this Commitment or the Security is materially impaired or is about to be materially impaired or in material jeopardy; or

16.18   if an event of default occurs under any of the Security.

Upon notice of an Event of Default, except for the Events of Default listed in subsections 16.5, 16.6, 16.7, 16.8, or if the Event of Default is not capable of cure, the Credit Parties will have, (a) for monetary Events of Default, 3 days, and (b) for non-monetary Events of Default, 30 days, to cure the condition creating the Event of Default.

The Lender may waive any Event of Default, provided always that no waiver by the Lender or any failure to take any action to enforce its rights or to enforce any security will extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

All remedies stipulated for by the Lender hereunder or in any of the Security will be deemed to be in addition to and not restrictive of the remedies which the Lender might be entitled to at law or in equity and the Lender may realize any of the Security or any part thereof in such order as it may be advised and any such realization by any means will not bar realization of any other security or any part or parts thereof nor will any single or partial exercise of any right or remedy preclude any other or further exercise thereof nor will the failure on the part of the Lender or any delay in exercising any rights under this Commitment or any of the Security operate as a waiver.

If an Event of Default has occurred and is continuing, in addition to and not in limitation of any rights now or hereafter granted under applicable law or the Security, the Lender may without notice to any Credit Party and at any time and from time to time set-off, apply or transfer any or all sums owing from time to time by the Lender to the Borrower towards the satisfaction of the outstanding balance of the Loan (including principal, interest and other amounts owing).

The Borrower and entity Covenantors agree to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages, costs and expenses in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any Event of Default under this Commitment or the Security. The Borrower and entity Covenantors further agree to indemnify and save harmless the Lender and each of its directors, officers, employees and agents from and against all liabilities, claims, losses, damages, costs and expenses (including investigation costs, clean-up costs, and any other actions necessary pursuant to any applicable environmental laws, and all reasonable legal fees, costs and expenses, on a solicitor and own client basis), asserted against or for the account of the Lender, in any way caused by or arising directly or indirectly from or in consequence of the occurrence of any material non-compliance by any Credit Party or any of their agents or other representatives of applicable environmental laws. The indemnities provided for in this paragraph shall survive the termination of this Commitment and the repayment of the Loan.

17.                               TERMINATION

In the event the Borrower or any Covenantor is in default for any reason whatsoever under the terms of this Commitment, or if it does not fulfill the conditions for disbursement of the Loan in accordance with the terms and conditions contained herein or in any other agreement or document relating to this Commitment, no later than 5 business days prior to the First Advance Date, or if any information or document supplied by any Borrower or Covenantor is found to be incomplete or inaccurate in a material respect or if for any reason the Borrower does not accept all or a part of the proceeds of the Loan when the Lender makes them available, the parties to this Commitment hereby acknowledge that the Lender shall be entitled, at its discretion, to cancel its obligations under this Commitment and to retain the Standby Deposit as liquidated damages and in such event, this Commitment shall thereafter, subject as hereinafter provided, be null and of no further effect, without any further recourse by either party against the other. In addition, notwithstanding the forfeiture of the Standby Deposit, the Borrower and entity Covenantors shall remain liable and be required to pay and reimburse the Lender all fees, costs and expenses as set out in Section 10 whether or not the Loan is proceeded with. The aforesaid covenants and agreements with respect to the Standby Deposit and the Borrower’s and entity Covenantors’ obligations to pay and reimburse the abovementioned amounts are enforceable by the Lender notwithstanding the termination of this Commitment, each of such covenants and agreements having an independent existence from this Commitment.

18.                               OTHER FINANCING TERMS

18.1                        Repayment and Monthly Instalments

Interest computed as provided in Section 6 shall be payable monthly in arrears on the same day of each and every month throughout the Loan Term.

During the course of construction of the Project, the Lender will, without any further instruction from the Borrower, apply a portion of the proceeds of any Advance to pay the interest accrued to the date of the Advance, in accordance with the Project Budget. The Project Budget shall contain an allocation for interest in an amount sufficient to pay all interest on the Loan during the Loan Term (the “Interest Reserve”). In the event that the Interest Reserve is exhausted prior to the expiry of the Loan Term, or is insufficient to pay any payment due herein, the Lender shall so advise the Borrower, and the Borrower shall make such payments from its own funds. Exhaustion of the Interest Reserve or the inability of the Interest Reserve to fully fund any interest payment shall not release the Borrower from any of Borrower’s obligations herein, including but not limited to the obligation to pay interest accruing on the Loan Amount. So long as any Event of Default herein has occurred and is continuing, all interest payments shall be made by the Borrower using its own funds; provided that the Lender, at its option and in its sole discretion, may make disbursements from the Interest Reserve notwithstanding such Event of Default. Upon the occurrence and during the continuance of an Event of Default, the entire balance (if any) of the Interest Reserve may be retained by the Lender and applied by the Lender as it shall determine in its sole discretion to the Borrower’s indebtedness under the Loan.

Upon the earlier of: (a) the date the Loan Amount is fully advanced, and (c) the date the Interest Reserve is exhausted, the Borrower will be required to make monthly interest payments from its own funds.

Use of the Interest Reserve shall in no way waive or otherwise modify any of the Borrower’s obligations hereunder, including, without limitation, the obligation to make monthly interest payments, and, when applicable, principal payments.

With respect to any advance under the Loan, funds shall be deemed advanced on the earliest of:

(i)              the date that the funds are removed from the Lender’s account and designated to the Borrower’s account or as the Borrower may direct, or

(ii)              the date upon which the Borrower or its authorized representative has requested the funds to be advanced; or

(iii)               in the case of the First Advance, the date scheduled for the First Advance as herein set out or as amended pursuant to any written agreement between the Borrower and the Lender.

Upon expiry of the Loan Term, the principal of the Loan, together with interest and all other amounts due and owing by the Borrower to the Lender under the Security (as defined herein) shall become immediately due and payable.

It is hereby agreed that in case default shall be made in payment of any sum to become due for interest at any time appointed for payment thereof as aforesaid, compound interest shall be payable and the sum in arrears for interest from time to time, as well after as before maturity, shall bear interest at the rate aforesaid. If the interest and compound interest are not paid within one (1) month from the time of default, a rest shall be made and interest at the rate aforesaid shall be calculated on the aggregate amount (including all unpaid interest) then due, as well after as before maturity, and so on each month. All such interest and compound interest shall be a charge upon the Property.

18.2                        Reserve Fund for Realty Taxes

Each Property owner shall maintain all property tax accounts current. However, the Lender shall have the right to require the establishment of a tax reserve by way of monthly payments representing the Lender’s estimate of one twelfth (1/12) of the annual taxes payable in accordance with the Standard Charge Terms set out in Schedule “B” hereto.

The Lender shall not be responsible for the payment of any taxes except as expressly provided for in Schedule “B”.

18.3                        Method of Payment of Monthly Instalments of Interest

If required by the Lender, the Borrower shall remit payments via an automatic debit service, by submitting the Authorization Form attached hereto as Schedule “D”, together with a “void” cheque. If there are any changes to the Borrower’s regular payment, the Lender will provide notice at least ten (10) days in advance of the debit. The account information provided in this respect will be kept confidential.

18.4                        Condition upon Maturity

In the event that the Borrower fails to repay the principal and interest outstanding on the Loan Maturity Date or any renewal thereof agreed to by the Lender, the Lender may, at its sole discretion, extend the mortgage and the Loan Term for a period of one (1) month from the original Loan Maturity Date or any renewal thereof agreed to by the Lender, at an interest rate equal to the higher between the interest rate for the Loan and the then Royal Bank of Canada Prime Rate per annum plus five percent (5.00%) per annum, calculated and payable monthly. If the Lender does so elect to extend the term for one month but the Loan has not been repaid or renewal has not been finalized within this one (1) month period, then there will be no further extensions and the Lender may exercise its remedies under the Security.

The interest rate applicable will be determined by the Lender as of the first (1st) Banking Day of the month in which the Loan matures.

In this Commitment, “Royal Bank of Canada Prime Rate” means the rate of interest, expressed as a percentage per annum, published and quoted by Royal Bank of Canada or its successor at the bank’s head office in Toronto, Ontario, as a reference rate then in effect for determining interest rates on commercial loans in Canadian Dollars in Canada and which is commonly known as the prime lending rate for commercial loans in Canadian Dollars.

“Banking Day” for the purposes of this clause, will mean a day on which the said head office in Toronto, Ontario, for the Royal Bank of Canada or its successor is open for business and which is not a Saturday, Sunday, civic or statutory holiday.

All other terms and covenants under the existing Security shall continue to apply after the term of the Loan is so extended.

The Loan may be paid in full at any time during the one (1) month extension period without notice, bonus or penalty, other than payment of the Extension Fee and any applicable discharge fees as hereafter set out.

An extension fee which is the greater of [Redacted] Dollars ($[Redacted]) or one percent (1.00%) of the outstanding balance shall be added to the principal balance of the Loan if the Lender elects to extend the Loan Term under this clause.

19.                               COSTS

The Borrower shall be responsible for all of Lender’s costs involved in the preparation, settlement, execution and delivery of this Commitment, the Security and all other documentation related to the Loan.

20.                               PREPAYMENT PRIVILEGE

The Borrower shall, when not in default, have the right to prepay all of the amount outstanding under the Loan prior to the Loan Maturity Date, on any payment date, upon giving the Lender one (1) month’s written notice in advance of payment and upon payment of a bonus equal to one (1) month’s interest.

21.                               PARTIAL DISCHARGES

The Borrower shall have no right to obtain a partial discharge(s) of the Security.

22.                               SURVEY

Reserved.

23.                               REFINANCING

Reserved.

24.                               SPECIAL PROVISIONS

Reserved.

25.                               CROSS-DEFAULT

The Borrower and Covenantors hereby acknowledge that any default with respect to this Loan will constitute a default with respect to any other debt owing by any of them to the Lender or to an affiliate of the Lender. Vice versa, a default in paying any other debt of the Borrower or a Covenantor owing to the Lender or to an affiliate of the Lender will constitute a default with respect to this Loan. For the purpose of this clause, “affiliate” has the meaning given in the Business Corporations Act (Ontario).

26.                               SIGNAGE

Subject to compliance with applicable municipal by-laws, the Lender shall be entitled to place on the Peace Property signage indicating the Lender’s participation in the funding of the Project. The Borrower shall include the Lender on any signage containing an integrated participant listing. The contents and location of such signage shall be approved by the Borrower, acting reasonably.

If a Property is vacant land, or if an improvement thereon is vacant, or if the provisions of any lease so permit, the Lender may post signage upon the Property, to not exceed 4 feet by 8 feet, stating, “Financing by ROMSPEN INVESTMENT CORPORATION”, or words to that effect, and its address and phone number, during the term of the loan or any portion thereof.

27.                               ADVERTISING BY LENDER

The Lender may, in its advertising, describe and/or picture any Property without identifying the Borrower or Property owner. The cost of any such advertising shall be paid by the Lender.

28.                               APPLICABLE LAW

The terms and conditions of this Commitment as well as all other documents relating to the execution of the transactions provided for by this Commitment shall be governed by and interpreted in accordance with the laws of the Ontario and the parties hereby irrevocably attorn to the jurisdiction of the courts of Ontario.

29.                               MAXIMUM RATE

If the “interest” (as defined or determined by the statute establishing or defining illegal rates of interest) charged or chargeable (“Interest”) under the offer of credit in this Commitment, on the credit advanced pursuant to this Commitment or pursuant to any Security (any of which Interest provision is referred to as the “Interest Provisions”) would, except for this paragraph, constitute an illegal rate of interest, then the Interest on the credit so advanced or secured will be reduced such that the total Interest under the Interest Provisions will be that amount or rate which collectively equates to that rate of interest that is 1% per annum less than the minimum rate that would be an illegal rate of interest, calculated according to generally accepted actuarial practices and principles.

Such reduction will be effected by reducing, or refunding to the Borrower, such of the interest, charges, and expenses (or a combination thereof) constituting Interest payable as may be designated by the Lender in its sole discretion.

30.                               FURTHER ASSURANCES

The Credit Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by the Commitment, and shall provide such further documents or instruments required by the Lender as it may deem necessary or desirable to effect the purpose of this Commitment and carry out its provisions.

31.                               WITHHOLDING TAXES

All payments in respect of interest under this Commitment will be made free and clear without deduction or withholdings for any taxes, duties, fees or other charges, unless those deductions or withholdings are required by law. If the Borrower is required by law to make any such deduction or withholding, it will pay such additional amounts as will result in receipt by the Lender of the full amount which would have been paid had no such deduction or withholding been made. If the Borrower is required by law to make a deduction or withholding, the Borrower shall make that deduction or withholding within the time allowed and in the minimum amount required by law. Within 30 days of making any such deduction or withholding, the Borrower shall deliver to the Lender evidence satisfactory to the Lender that the deduction or withholding has been made and that appropriate payment has been made to the relevant taxing authority.

32.                               AMENDMENT

The terms or requirements of this Commitment or any Security may not be waived or varied orally, or by any course of conduct of any officer, employee or agent of the Lender. Any amendment to this Commitment must be in writing and signed by a duly authorized officer of the Lender and the Borrower; provided, however, that the Lender may unilaterally extend the date for return of this Commitment or receipt of any documentation upon written notice to the Borrower.

33.                               ASSIGNMENT BY BENEFICIAL OWNER AND/OR BORROWER

Neither the Borrower nor any Covenantor shall assign its rights or obligations pursuant to the Commitment or the Security, in whole or in part, without the Lender’s prior written consent, which consent may be withheld in the Lender’s sole and absolute discretion.

34.                               NO OBLIGATION TO ADVANCE

It is understood that neither the preparation nor the registration of any of the documents contemplated herein shall bind the Lender to advance the Loan or any unadvanced portion thereof, it being agreed that all Advances shall be subject to the terms and conditions of this Commitment.

35.                               ENUREMENT

This Commitment shall enure to the benefit of the Lender and its successors and assigns and be binding upon the Borrower, the Covenantors and their respective heirs, personal representatives, successors and assigns.

36.                               CONFIDENTIALITY

The Borrower and Covenantors acknowledge and agree that the terms and conditions recited herein are confidential between the Borrower, the Covenantors and the Lender. The Borrower and Covenantors agree not to disclose the information contained herein to a third party without the express consent of the Lender.

37.                               ASSIGNMENT AND SYNDICATION

The Lender shall have the right from time to time, without the consent of any Credit Party, to assign, sell, pledge, convey, syndicate, grant participations or transfer all or any portion of the Loan and the Security, whether directly or by way of securitzation, and as part of any such transaction the Lender is hereby authorized to provide to prospective participants in such transactions all information received by the Lender regarding the Credit Parties and the Properties. The Credit Parties agree to cooperate with Lender’s efforts to do any of the foregoing and to execute all documents reasonably required by Lender in connection therewith.

38.                               CREDIT AUTHORIZATION AND CONSENT TO DISCLOSURE

The Lender may collect, retain, release, disclose, exchange, share, transfer and assign from time to time, as it may determine in its sole discretion, all information and materials (including financial statements and information concerning the status of the Loan, such as existing or potential Loan defaults, lease defaults or other facts or circumstances which might affect the performance of the Loan) provided to or obtained by it relating to the Borrower or any Covenantor, any Property or the Loan (both before and after the disbursement of funds and/or default thereunder) without restriction and without notice to or the consent of the Borrower or any Covenantor (and the Borrower and each Covenantor hereby irrevocably consents thereto):

(a)         to any person who has, who acquires, or who proposes to acquire an interest in the Loan;

(b)         to the respective third party advisors and agents (such as lawyers, accountants, auditors, consultants, appraisers and credit verification sources) of such persons;

(c)          to the public or any group in any offering memorandum, prospectus or other disclosure document relating to any sale, syndication or securitization of the Loan (including all initial and continuing disclosure requirements), regardless of format or scope of distribution;

(d)         to the public or other interested persons, directly or indirectly through information service providers or other market participants, for the purpose of providing market information from time to time relating to the status of the Loan or any related securitization or any interest therein, regardless of format or scope of distribution;

(e)          to any governmental authority having jurisdiction over the Lender or over any sale, syndication or securitization of the Loan or any trade of any interest therein;

(f)           to any other person in connection with the sale, syndication or securitization of the Loan, including insurers and rating agencies; and

(g)          to any other person in connection with the collection or enforcement proceedings taken under or in respect of the Loan.

Without limiting the foregoing, the Borrower and each Covenantor hereby consents to the Lender obtaining all information as may be necessary from all available sources as to the creditworthiness of the Borrower or such Covenantor and acknowledges that the Lender may collect or come into possession of personal information relating to certain individuals either comprising or otherwise connected with the Borrower or Covenantors which information may include contact information (mailing address, e-mail address, telephone number or fax number), financial information and status (bank account numbers, existing debts, personal net worth or credit history), date of birth, place of employment and social insurance number. The Borrower and each Covenantor acknowledges and agrees that such personal information may be used by Lender in connection with the processing, approving, funding, servicing and administering the Loan and any sale, syndication or securitization of the Loan, and in so doing the Lender may disclose and otherwise deal with personal information in the same manner and to the same persons as provided in the preceding paragraph without restriction and without notice to or the consent of the Borrower or any Covenantor or any related individual. The Borrower and each Covenantor for itself and on behalf of its directors, officers, shareholders and principals, hereby consents to and authorizes such use and disclosure of all such personal information by the Lender and represents and warrants that it has full power and authority to give such consent and authorization.

39.                               MATERIAL ADVERSE CHANGES

In the event that at any time either before the First Advance or while any indebtedness remains outstanding pursuant to the Loan, the Lender discovers a discrepancy or inaccuracy in any written information, statements or representations made or furnished to the Lender by or on behalf of the Borrower or any Covenantor or concerning any Property or the financial condition and responsibility of the Borrower or any Covenantor or in the event that the Lender discovers any material adverse change in the value of any Property or the financial status of Borrower or any Covenantor or any lessee on which the Lender relied in making any advances pursuant to the Loan, which material change, discrepancy or inaccuracy cannot be or is not rectified by such Borrower or Covenantor or lessee (as applicable) within 30 days after written notification thereof by the Lender to such Borrower or Covenantor or lessee, the Lender shall be entitled to decline to advance any funds pursuant to the Loan and at its option terminate this Commitment or in the event that any funds have already been advanced, to declare any and all amounts advanced together with interest thereon and any costs incurred by the Lender to such date, to be forthwith due and payable.

40.                               ENTIRE AGREEMENT

This Commitment, together with its schedules and any agreements, instruments and other documents herein contemplated to be entered into between, by or including the parties hereto constitute the entire agreement between the parties hereto pertaining to the subject matter of this Commitment and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect thereto. There are no other warranties or representations and no other agreements between the parties hereto in connection with the Loan provided for herein except as specifically set forth in this Commitment and the Borrower’s application relating thereto.

41.                               JOINT AND SEVERAL OBLIGATIONS

If there is more than one Borrower, all payment and performance obligations of the Borrower existing from time to time under this commitment, the Security and all other documents related or entered into pursuant hereto and thereto (collectively, the “Obligations”), shall constitute joint and several obligations of the all the Borrowers and each of them. Each Borrower expressly represents and acknowledges that it is part of a common enterprise with the other Borrowers and that any advances of the Loan made by the Lender to one or more persons who is a Borrower hereunder are and will be of direct and indirect interest, benefit and advantage to each of the Borrowers. Each Borrower acknowledges that any draw request or other notice or request given by one Borrower to the Lender shall bind each Borrower, and that any notice given by the Lender or its agent to any Borrower shall be effective with respect to all Borrowers. Each Borrower acknowledges and agrees that each Borrower shall be liable, on a joint and several basis, for the Loan and all other Obligations, regardless of which Borrower actually may have received the proceeds of the Loan or other extensions of credit or the amount of such loan received or the manner in which the Lender accounts among the Borrowers for the Loan advanced, or other extensions of credit on its books and records, and further acknowledges and agrees that Loan and other extensions of credit to any Borrower inure to the mutual benefit of all the Borrowers and that the Lender is relying on the joint and several liability of the Borrowers in extending the Loan hereunder.

42.                               SCHEDULES

The following documents marked “X” are attached as schedules to this Commitment and form a part hereof:

X                    Schedule B                         Standard Charge Terms and Conditions

X                    Schedule C                         Certificate of Identification

X                    Schedule H                        Draw Request

X                    Schedule I                             Draw Certificate

X                    Schedule L                          Insurance Requirements

X                    Schedule O                         Form of Architect’s Certificate

X                    Schedule R                         Properties

43.                               DATES OF EXPIRY

43.1                        The Security documents shall be properly executed and delivered to the Lender’s solicitors, where applicable, in registerable form no later than three (3) business days prior to the First Advance Date and the advance of funds must take place no later than the First Advance Date.

43.2                        If on or before the date specified in Section 43.1 the security documents provided to the Borrower or its solicitors have not been so delivered, the Lender may at any time thereafter, in its sole discretion, terminate its obligations under this Commitment in accordance with its provisions.

43.3                        The Lender may, at its sole option from time to time, elect to extend the above-mentioned date by which the Security documents are to be executed and delivered or the date by which the Loan is to be advanced or any of the other time periods contained in this Commitment. Notwithstanding any such extension, time shall remain of the essence of this Commitment and all other terms and conditions shall remain unchanged.

44.                               WAIVER

The terms and conditions contained in this Commitment are inserted for the exclusive benefit of the Lender and may be waived in whole or in part by the Lender at any time. No advance, either singularly or collectively, shall constitute a waiver of the Borrower’s or any Covenantor’s obligations nor obligate the Lender to make further advances.

The Lender’s failure to insist upon a strict performance of any obligation or covenant of this Commitment by the Borrower or any Covenantor or to exercise any option or right herein shall not be a waiver, or relinquishment for the future of such obligation or covenant, option or right, but the same shall remain in full force and effect and the Lender shall have the right to insist upon the strict performance by the Borrower and Covenantors of any and all of the terms and provisions of this Commitment and the security documentation.

45.                               SURVIVAL

Except as specifically provided herein, the terms, conditions, representations and warranties expressed herein shall continue in effect as long as any part of the Loan remains outstanding and shall bind the personal representatives, heirs, successors and assigns of the Credit Parties, shall enure to the benefit of the successors and assigns of the Lender, and shall not merge on the execution or registration of the Security.

46.                               COUNTERPARTS

This Commitment may be executed in one or more counterparts, each of which so executed will constitute an original and all of which will constitute one and the same agreement. This Commitment may be executed by any party and transmitted to the other party or parties by facsimile or other electronic means and if so executed and transmitted this Commitment will be for all purposes as effective as if the party in question had delivered an executed original.

ROMSPEN INVESTMENT CORPORATION

By:	(signed) Wesley Roitman
	Name:	Wesley Roitman
	Title:	Director

I have authority to bind the corporation.

ACCEPTANCE

BORROWER

The Borrower accepts the terms and conditions set out in this Commitment and submits the Standby Deposit, on this 23rd day of August, 2017.

PEACE NATURALS PROJECT INC.

Per:	(signed) Michael Gorenstein
Name: Michael Gorenstein
Title: Authorized Signatory

I/We have authority to bind the Corporation.

COVENANTORS

We hereby accept the terms and conditions of this Commitment and hereby agree, jointly and severally and unconditionally, to observe and perform all obligations of the Borrower with respect to the Loan.

IN THE ZONE PRODUCE LTD.

Per:	(signed) Michael Gorenstein
Name: Michael Gorenstein
Title: Authorized Signatory

CRONOS GROUP INC.

Per:	(signed) Michael Gorenstein
Name: Michael Gorenstein
Title: Chief Executive Officer

HORTICAN INC.

Per:	(signed) Michael Gorenstein
Name: Michael Gorenstein
Title: Chief Executive Officer

[SCHEDULES REDACTED]

reports shall be delivered to PEACE by the fifteenth day of each following calendar month;

c)                                      to deliver to PEACE monthly a detailed report on and overview of [REDACTED], which shall be payable under this Agreement. The monthly reports shall be delivered to PEACE by the fifteenth day of each following calendar month;

d)                                     to make the appropriate advertising and publicity in accordance with Section 10 below;

e)                                      to sell the Products only with the Trademarks of PEACE or CRONOS (as defined below), as the case may be, together with POHL’s labelling and trademarks and/or the business logo and the original packaging and/or presentation of PEACE, unless otherwise agreed by the parties in writing;

f)                                       not to use any information which POHL will receive or has received under this Agreement to solicit an import license for any commercial purpose except as otherwise provided in this Agreement.

4.3                               During the term of this Agreement POHL is not entitled to:

a)                                     Import, grow, produce, sell, distribute or market in the Territory — neither directly nor indirectly —, products which are in competition with the Products (with THC or CBD as the active ingredient). Notwithstanding the foregoing this provision shall not apply in case of a successful participation of POHL, in partnership with PEACE, at the German tender for Cannabis flowers issued by the German BfArM, including any prior activities regarding the tender process;

and

b)                                     actively solicit customers outside the Territory for the Products or to establish and/or maintain branch offices and/or storage depots outside the Territory for the Products.

4.4                               Upon termination or expiration of this Agreement, to the extent permitted by applicable laws (and in particular German laws regarding narcotics) and upon request

4

of PEACE, POHL shall use its reasonable best efforts to resell any remaining stock of the Products back to PEACE, any Affiliate of PEACE or any third party nominated by PEACE at the Products’ relevant Supply Price (as defined below) which the parties applied when the respective Products were acquired by POHL from PEACE.

4.5                               Distribution of other Products

Upon execution of this Agreement, POHL does not produce or sell any product which is competitive to the Products.

§ 5

Purchase and Delivery of Products / Obligations of PEACE

5.1                               POHL shall provide its purchase orders to PEACE in line with its planned sales figures. POHL’s orders shall be made in such a way to enable PEACE the manufacturing and delivery of the Products as specified in Annex I. In case that PEACE is not able to fulfill an order in time totally or only partially, it will notify POHL immediately. The size of orders and the delivery dates are only binding for PEACE after written confirmation by PEACE.

5.2                               The purchase price for the Products payable by POHL is the price as specified in Annex I (the “Supply Price”). The Supply Price includes freight for the delivery and freight insurance of the Products to Germany. The Products shall be delivered by freight plane in Canada to Germany. PEACE shall transfer the Products according to its standard operating procedures for ensuring the quality of the Products being transferred. Title to the Products, as well as any risk of loss, damage or destruction, passes once the Products have been loaded onto carrier by PEACE. PEACE shall be responsible for the export of the Products, including but not limited to the respective permission under the applicable laws, to Germany, whereas POHL shall be responsible for all import obligations under the applicable laws.

5.3                               Payment of the Supply Price has to be made in Euro currency. Payments become due within thirty (30) days after the date of PEACE’s invoices. All amounts due and payable under this Agreement do not include VAT or excise tax of any taxing authority. The amount of such taxes, if any, have to be added to the respective

5

payable amounts in effect at the time and shall be reflected in the invoices submitted pursuant to this Agreement.

5.4                               POHL fixes its sales price for the Products within the Territory at its own discretion. The parties will, however, discuss the appropriate sales price in the Joint Marketing Committee (as defined below) in which PEACE will give a non binding recommendation of the sales price for the Products. POHL and PEACE will take into account that the competitiveness of the Products has to be maintained as far as possible. POHL undertakes to notify PEACE of all changes in prices and in the event of a change shall provide PEACE with corresponding price lists.

5.5                               Any claim of POHL concerning PEACE’s deliveries of Products shall be considered by PEACE only in the event that such claim reaches PEACE by registered mail, telefax, confirmed email or courier service within 30 days calculated from the date of delivery at the first port of the Territory or within 30 days after discovery of any non-obvious defects in the Products.

5.6                               PEACE warrants to POHL that the Products delivered hereunder (i) shall be manufactured by PEACE, its Affiliate or its third party contractor in accordance with applicable laws and regulations in effect at the time of manufacture, including applicable laws and regulations in the Territory, (ii) shall conform to the Products specifications, and (iii) shall be free from defects in design, manufacture or workmanship under normal use and service.

5.7          PEACE shall bear all costs arising due to official requirements regarding the quality of the Products. For the avoidance of doubts batch related laboratory tests carried out in connection to the import of the Products are deductibles costs according to 6.1.b iv .The respective responsibilities regarding quality assurance of the Products are stipulated in Annex III (Quality Assurance Agreement).

5.8          PEACE shall not provide other parties than POHL with the Products for import, promotion, marketing, distribution and sales in the Territory.

PEACE shall provide commercially reasonable support necessary to aid POHL in the transition of the Products from the previous distribution partners to POHL.

6

§ 6

Remuneration

[REDACTED]

§ 7

Drug Safety

7.1                               POHL shall promptly inform in an appropriate reporting format (e.g. CIOMS) the drug safety officer at PEACE by fax about any adverse events with the Products in the Territory about which POHL becomes aware during and beyond the term of this Agreement as long as the Products sold under this Agreement are in the market of the Territory. POHL is obliged to fulfil all necessary measures to comply with all local obligations for reporting adverse events or other aspects regarding Products in the Territory. Further details shall be specified in a separate Agreement on Pharmacovigilance Responsibilities to be entered into by the parties.

7.2                               POHL shall use best efforts to assist PEACE in connection with PEACE`s regulatory and pharmacovigilance responsibilities free of charge.

7.3                               In the event that any regulatory authority issues or requests a recall or takes similar action in connection with Products in the Territory, or in the event either party determines that an event, incident or circumstance has occurred that may result in the need for a recall or market withdrawal of Products in the Territory, the party notified of or desiring such recall or similar action shall, within 24 hours, advise the other party thereof by telephone (and confirmed by email or facsimile), email or facsimile. POHL shall, to the extent practicable, endeavor to discuss and agree with PEACE upon whether to recall or withdraw any Product in the Territory; provided, that if such discussion is not practicable or if the parties fail to so agree within an appropriate time period (recognizing the exigencies of the situation), then POHL shall decide whether to recall or withdraw such Product in the Territory. POHL shall be responsible for conducting any such recall or withdrawal, shall use commercially reasonable efforts to minimize the expenses of any such recall or withdrawal and shall keep PEACE fully informed of all actions taken in conducting such recall or withdrawal.

7

§ 8

Scientific Use of the Products

8.1                               In case that Products are used for scientific studies in the Territory which are or might be intended for publication, it shall be the duty of POHL to get in touch and keep close contact with the respective scientists and to effect coordination with PEACE particularly in stages of protocol planning and of formulating results prior to actual publication. This duty refers to all such studies regardless of whether Products may be involved alone or together with other drugs or placebos or regardless of whether the initiative may have come to the knowledge of POHL through PEACE, the manufacturer and/or a third party.

8.2                               POHL undertakes not to start, initiate or allow such studies without the prior written authorization of PEACE. Any such studies which are or may be already in process, unauthorized or not, shall be reported to PEACE immediately when becoming known to POHL and shall be followed up by POHL as specified above.

§ 9

Advertisement/Publicity

9.1                               The parties agree to form on the Effective Date and to actively participate in a joint marketing committee (the “Joint Marketing Committee”). The Joint Marketing Committee shall consist of two (2) members of each party. The Joint Marketing Committee shall be responsible for the approval of all promotion and marketing measures and all external costs and expenses relating to the Products, including but not limited to the respective Internal Costs as well as the External Costs. No vote shall be taken in the Joint Marketing Committee without the consent of both PEACE and POHL. If the Joint Marketing Committee is unable to agree upon any one or several issues, the CEOs of both PEACE and POHL agree to meet and resolve the issue. If they are unable to resolve the issue, the final decision shall be made by PEACE. None of the Internal Costs and External Costs shall be incurred and shall be reflected in connection with the calculation of the Net Proceeds if not prior approved mutually by both parties in the Joint Marketing Committee. The Joint Marketing Committee shall meet at least once every Quarter with a minimum of two meetings per year in person.

8

If necessary the Joint Marketing Committee shall meet more frequently. POHL shall prepare minutes of each meeting of the Joint Marketing Committee to be approved and signed by PEACE. POHL shall circulate invitations for each meeting of the Joint Marketing Committee with an agenda at least fifteen (15) business days prior to a physical meeting and five (5) business days prior to all other meetings.

9.2                               POHL shall prepare an annual marketing and business plan and shall present that to PEACE. A draft of such plan shall be presented by POHL in September and finalized in October each year. The marketing and business plan will have to be approved jointly by both parties in the Joint Marketing Committee.

9.3                               POHL shall also prepare a report covering all Internal Costs and External Costs incurred as well as such planned costs moving forward prior to each meeting of the Joint Marketing Committee, however in any event no later than within ten (10) days after the end of a Quarter. The report shall be reviewed and discussed during the respective meetings of the Joint Marketing Committee.

9.4                               On or about the Effective Date, PEACE agrees to provide POHL with reasonable amounts of prospectuses for the Products, respectively drafts hereof, and reports of scientific tests as far as available in respect of the Products at no charge to POHL.

9.5                               POHL undertakes to make continuous publicity for the Products as agreed to by the Joint Marketing Committee. A print proof of all advertising material shall be sent to PEACE immediately after completion and before publishing. POHL shall report on its marketing and promotions efforts and results at the regular meetings of the Joint Marketing Committee.

9.6                               POHL undertakes to comply with all relevant legal requirements concerning advertisement/publicity for the Products. In case POHL infringes the above mentioned requirements, POHL shall solely be liable and hold PEACE free and harmless against any claims of third parties.

9.7                               Any and all expenses of any advertising and/or publicity shall be borne by [REDACTED].

9

§ 10

Intellectual Property

10.1                        This Agreement does not confer upon POHL and POHL will not claim any proprietary interest or other rights in any Intellectual Property (including the Trademarks) in the Products or Intellectual Property otherwise owned or controlled by PEACE. POHL acknowledges that all Intellectual Property existing in connection with the Products or arising or resulting from this Agreement are and will be the sole property of PEACE. POHL hereby assigns to PEACE, without further consideration, its entire right, title and interest in each Intellectual Property arising or resulting from this Agreement.

10.2                        “Intellectual Property” means all of the following relating to the Products: (a) all Patents, (b) all trademarks (including the Trademarks), service marks, trade dress, logos, slogans, trade names, and internet domain names covering or used in connection with the Products, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, inventions, research and development, know-how, improvements, formulas, compositions, manufacturing and production processes, standard operating procedures and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), and (e) all advertising and promotional materials. “Patents” mean those patents and patent applications covering the Products and any and all reissues, renewals, reexaminations, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations, continuations-in-part or divisions of or to any of the aforesaid patents or patent applications.

10.3                        PEACE shall prosecute, maintain, and enforce all Intellectual Property. POHL shall comment on relevant Products-related Intellectual Property and shall assist PEACE in this context.

10.4                        If a third party claims the Products are infringing any intellectual property rights owned by a third party in the Territory, PEACE shall have the first right to defend its interests.

10

10.5                        As soon as POHL gets knowledge that a Products presentation or the Trademarks are imitated or illegally used by a third person in the Territory or of infringement of any Intellectual Property of PEACE in the Territory, POHL will inform PEACE immediately. POHL agrees to cooperate with PEACE and to take all necessary steps to protect the Intellectual Property of PEACE at PEACE’s expense upon a respective written request by PEACE.

§ 11

Presentations, Trademarks Usage

11.1                        Unless otherwise agreed in writing, POHL shall distribute the Products only in the original presentations and packaging prescribed by PEACE and with the trademarks of PEACE (the “Trademarks”) as stipulated in Section 4.2.f) above along with POHL’s necessary labelling and trademarks. Modifications of the original presentations are only allowed for important reasons and with the prior written consent of PEACE.

11.2                        POHL agrees to use the Trademarks only in conjunction with the Product. POHL agrees that it shall not apply for or register in any country, any right, title, or interest in the Trademarks (or any colorable imitations, translations, or transliterations thereof) or participate directly or indirectly in such registration or application. POHL agrees that it shall not file any cancellation proceeding or attack the validity or ownership of the Trademarks worldwide.

11.3                        The use of the Trademarks in accordance with the following rules is critical to the protection of the Trademarks:

a)                                     POHL shall not use the Trademarks in a descriptive manner.

b)                                     POHL shall not use the Trademarks in the plural or possessive form.

c)                                      POHL shall not shorten, abbreviate or create acronyms out of the Trademarks.

d)                                     POHL shall not connect the Trademarks to other words, such as by hyphens.

e)                                      POHL shall not use the Trademarks as an adjective, as a noun or verb.

11

11.4                        The costs for packaging components which turn unusable due to regulatory requirements in the Territory shall be shared equally between the parties. Costs for packaging components which turn unusable due to revisions required exclusively by one of the parties (e.g. changes in address etc.) shall solely be borne by this party.

§ 12

Confidentiality

12.1                        Except for the purpose of this Agreement all data, literature, information and know how in any form, not in the public domain, that is provided by PEACE or otherwise to POHL within the scope of this Agreement or which was provided by PEACE to POHL prior to execution of this Agreement (together the “Confidential Information”) will be considered as confidential data. POHL undertakes to keep secret all Confidential Information regarding the Products, especially concerning their formulations and the know how of the manufacturing techniques. POHL is not allowed to make use of any such Confidential Information itself, except in the performance of its obligation or exercise of its rights under this Agreement, nor to render them available nor to reveal or transfer such Confidential Information to third parties even after the expiration of this Agreement.

12.2                        POHL has to return Confidential Information in its possession which was made available to it to PEACE within thirty (30) days after the termination or expiration of this Agreement. In case that POHL receives such documents from third parties — especially from the health authorities — after the 30-day-period, it has to return them to PEACE or a person appointed by PEACE immediately after receipt of such document.

12.3                        The obligation to maintain confidentiality as stipulated in this Section 13 shall survive the expiration or termination of this Agreement for a period of five (5) years.

12

§ 13

Term of the Agreement/Termination

13.1                        This Agreement shall become effective on the date of the last signature (the “Effective Date”) and has a term of five (5) years after the Effective Date. It will be renewed automatically for two-year-periods each unless it is terminated with a six-month-notice by one of the parties before the end of the respective term.

13.2                        A termination has to be effected by means of courier service.

13.3                        This Agreement may be terminated for cause without the need for complying with the notice period set forth in Section 14.1 above. A cause shall be given, but not limited to, if:

a)                                     a petition in bankruptcy or for institution of composition proceedings with respect to one of the contractual parties is filed or opened or if a party is liquidated or if a trustee is appointed;

b)                                     a party has not cured a breach of this Agreement within a period of at least thirty (30) days after receiving notice in writing by the other party to cure such breach;

c) unforeseen legislative changes make the export, import and distribution of the Products impossible, in particular regarding the maintainance of the respective permission; The same shall apply, if the distribution of the Products becomes uneconomical due to the beforementioned legislative changes. If a cause is given by a party, such party (the “Notifying Party”) may terminate this Agreement either with immediate effect or with any period up to six (6) months.

13.4                        Upon termination or expiration of this Agreement, POHL shall immediately cease the distribution of the Products. Following notice of early termination under Section 14.3 or six (6) months prior to the termination or expiration of this Agreement, (i) the parties shall work together to keep POHL’s inventory of the Products in the Territory as low as reasonably possible and (ii) PEACE shall be entitled to terminate confirmed orders and not to accept further deliveries to POHL. During that time PEACE shall also be entitled to conduct by itself or through third parties all such measures which are necessary or advisable to prepare for a distribution of the Products in the Territory

13

following the termination or expiration of this Agreement to ensure an undisturbed and continued distribution and sale of the Products in the Territory by PEACE, an Affiliate of PEACE (as defined below) or a third party.

§ 14

Force Majeure

The parties hereto shall not be liable for any damage if the performance of all or parts of this Agreement is hindered or prevented by causes beyond the performing party’s reasonable control and without its fault or negligence, including but not limited to acts of God or of public enemy, nuclear incidents, acts, laws, orders or regulations of any government or department or agency thereof acting in either its sovereign or contractual capacity, fires, floods, epidemics, quarantine restrictions, strikes, work stoppages, slowdowns or other job actions, freight embargoes, shortages of fuel or other items, delays in transportation, boycotts, unusually severe weather and riots, insurrections, revolutions, wars or other civil or military disturbances.

§ 15

Written Requirements

15.1                        Modifications and changes of this Agreement, including this clause, require a written form.

§ 16

Notices

Unless otherwise provided herein, all notices will be deemed to have been given and delivered when posted by registered mail return receipt, by courier or when receipt of a facsimile has been acknowledged to the following address:

If to POHL:                                                                                                            G. Pohl-Boskamp GmbH & Co. KG

Kieler Strasse 11

25551 Hohenlockstedt

Federal Republic of Germany

14

If to PEACE:                                                                        Peace Naturals Project Inc.

4491 Sunnidale Concession 12

Stayner, ON L0M 1S0

If notice is personally delivered, the individual accepting such notice, if requested, will sign a duplicate of the notice to evidence receipt thereof.

§ 17

Insurance

17.1                        POHL shall maintain a comprehensive product liability insurance, covering the obligations of POHL under this Agreement through the term of this Agreement and as long as the Products sold under this Agreement are in the market of the Territory thereafter, which insurance shall afford limits of not less than for each occurrence for bodily injury liability, personal injury liability, products liability, property damage liability. Upon request of PEACE, POHL will provide PEACE with certificate(s) of insurance evidencing the above and showing the name of the issuing company, the policy number, the effective date, the expiration date and the limits of liability.

17.2                        PEACE shall also maintain a comprehensive public and product liability insurance, covering the obligations of PEACE under this Agreement through the term of this Agreement and as long as the Products sold under this Agreement are in the market of the Territory thereafter, which insurance shall afford limits of CAD $[REDACTED]. Upon request of POHL, PEACE will provide POHL with certificate(s) of insurance evidencing the above and showing the name of the issuing company, the policy number, the effective date, the expiration date and the limits of liability.

§ 18

Indemnification

Each of the parties hereby agrees to indemnify, defend and hold harmless the other party, its Affiliates, directors, officers, employees and agents from and against any and all claims, suits, actions, demands, liabilities, costs, expenses and/or losses (including reasonable legal

15

expense and attorneys’ fees) to which any of the parties may become subject as a result of any claim, demand, action or other proceeding by any third party to the extent such third party claim or Losses arise out of: (i) such party’s breach or default of its covenants, agreements or obligations under this Agreement, or (ii) such party’s negligence or willfull misconduct or omission or any contractor, representative or agent of such party.

§ 19

Partial Invalidity

Should any of the provisions of this Agreement be or become invalid, this shall not prejudice the validity of the remaining provisions of this Agreement. The same shall apply if it turns out that this Agreement contains any gap in its regulations. Any such invalid provision shall be replaced or a gap in the regulations shall be filled by a provision which legally and economically comes closest to the desired purpose and intent of the invalid provision or fills the gap in a way in which the parties would have filled it if they had been aware of the gap. The parties to this Agreement undertake to agree on a relevant amendment or adaptation of this Agreement.

§ 20

No Agency, Assignment

20.1                        This Agreement shall not be construed as constituting a partnership, agency, joint venture or any other form of legal association that would impose liability upon one party for the act or failure to act of the other party, or as providing either party with the right, power or authority (express or implied) to create any duty or obligation of the other party. In particular, no party shall be entitled to any potential compensation claim under agency law or comparable provisions which may exist upon termination or expiration of this Agreement.

20.2                        POHL is not entitled to entrust third persons with or to sublicense or assign any rights or claims deriving from this Agreement to third persons without the prior written consent of PEACE. Affiliates (as defined below) of POHL shall not be considered as third persons. “Affiliate” shall mean any corporation or other business entity controlled by or under common control with another entity. Control for this purpose

16

shall mean the direct or indirect ownership of at least fifty percent of the voting interest in such corporation or entity.

20.3                        PEACE is entitled to entrust an Affiliate with or to sublicense or assign any or all rights or claims deriving from this Agreement to an Affiliate.

17

§ 21

Applicable Law, Jurisdiction

21.1                        This Agreement is construed in accordance with and shall exclusively be governed by the laws of the Federal Republic of Germany without regard to its conflicts of law provisions. The United Nations Convention on the International Sale of Goods shall not apply.

21.2                        All disputes arising out of or relating to this Agreement shall be submitted to the exclusive jurisdiction of the courts of Hamburg, Federal Republic of Germany.

Hohenlockstedt, October 12, 2017	Toronto, October 12, 2017

For and on behalf of	For and on behalf of
G. Pohl-Boskamp GmbH & Co. KG	PEACE NATURALS PROJECT INC.

(signed ) Marianne Boskamp	(signed) Michael Gorenstein
Marianne Boskamp, CEO	Michael Gorenstein, Authorized Signatory

18

[ANNEXES REDACTED]

19